i2 TECHNOLOGIES, INC.

11701 Luna Road

Dallas, Texas 75234

October 19, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

By EDGAR and Facsimile

Re:	i2 Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2006 filed March 30, 2007
Form 8-K filed May 1, 2007
File No. 00-50327

Dear Ms. Collins:

Set forth below are the Company’s responses to the comments contained in the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 5, 2007 with respect to the Form 10-K and the Form 8-K referred to above. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in such letter. For your convenience, we have repeated the staff’s comments below in bold face type before each of our responses.

Notes to Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-3

1.

We note your response to our prior comment 6 where you confirmed that while software solutions revenue include revenues from product license fees accounted for pursuant to SOP 97-2 and revenues from licenses and services under contracts accounted for pursuant to SOP 81-1, the SOP 97-2 license revenues represented less than 10% of total revenues for each period presented. We further note, however, that software solutions revenues also includes “recurring revenues” from subscription licenses (SOP 97-2 licenses), which represented 12% of total revenues for fiscal 2006. While the Staff does not take exception to the Company combining SOP 97-2 and SOP 81-1 “product” revenues in a single line item for income

Securities and Exchange Commission

October 19, 2007

statement presentation purposes, considering the various arrangements that are included in your software solutions revenue and cost of revenue, we do believe that revisions to your MD&A and footnote disclosures may be warranted. Regarding MD&A, we note from your disclosures on page 35 that the gross margin for total software solutions was 83% in fiscal 2006, however, it is not clear what contribution each of these products (SOP 97-2 licenses, subscription arrangements, and SOP 81-1 contracts) made to the Company’s gross margins. Where there is significant disparity amongst these products with regards to pricing, margins, etc, we believe that an investor would benefit from a more detailed discussion of how each of these revenue streams contribute to the Company’s overall operations. Please revise your MD&A disclosures in your next filing accordingly. Further, in an effort toward transparency, the Company may choose to provide a breakdown of these various products and cost of revenues on the face of the income statement, to which the Staff would not take exception.

Response to Comment 1

In accordance with your request, we will revise our MD&A disclosures in future filings, starting with our Form 10-Q for the three months ended September 30, 2007. Specifically, in our MD&A disclosure of Cost of Software Solutions, we will provide the cost attributable to the performance of essential services related to SOP 81-1 contracts to enable investors to better understand the incremental cost of such arrangements. We will also describe in our MD&A that the other components of Cost of Software Solutions are not allocable, as discussed below.

Our Cost of Software Solutions consists of several types of items directly related to the licensing of our intellectual property as more fully described in our MD&A, including the cost of personnel performing essential services, the cost of commissions and royalties paid to third parties, software delivery costs and costs of producing the user documentation that accompanies our software. Other than the costs of personnel that perform essential services related to SOP 81-1 arrangements, the other components of Cost of Software Solutions are not directly attributable to specific arrangements, so we do not believe there is a reasonable basis to calculate the cost of each type of Software Solutions transaction or the resulting contribution margin for these license types (SOP 97-2 licenses, subscription arrangements, and SOP 81-1 contracts) toward the Company’s gross margin.

2.

Further, we note arrangements that include a right to unspecified future products are accounted for as subscriptions and revenue is recognized ratably over the term of the arrangement and is included as recurring revenues in your software solutions line item. Please tell us whether your subscription arrangements also include maintenance and other services. If so, tell us whether the revenues from such services are included in software solutions revenues or whether they are allocated to maintenance and other service revenues. If the latter is the case, then tell us how you were able to reasonably allocate the revenues between software solutions (product) and service revenues. If the recurring revenues included in software

Securities and Exchange Commission

October 19, 2007

solutions includes both product and services, then tell us how you considered presenting a separate line item for revenues and cost of revenues for bundled arrangements that include both product and services, which are not separable pursuant to GAAP.

Response to Comment 2

All of our subscription arrangements to date have included maintenance. Our subscription arrangements generally do not include other services. We presently only have two such subscription arrangements where other services are included, neither of which are material to our consolidated financial statements.

We do not allocate a portion of the subscription fees to the maintenance line item on our income statement. Since the maintenance component of our subscription licenses is not offered or sold separately in the form of renewals, we do not have a basis for allocating such revenue on our income statement. Additionally, paragraph 49 of SOP 97-2 states that for subscriptions, “[n]o allocation of revenue should be made among any of the software products, and all software product-related revenue from the arrangement should be recognized ratably over the term of the arrangement….”

We also have considered the separate presentation of subscription revenue on our income statement, but since it primarily pertains to the licensing of our software solutions, we believe that separately disclosing the amount of our subscription revenue within our MD&A provides the best information for readers of our financial statements. Additionally, regarding the cost of subscriptions, as referenced in our response to Comment 1, above, we do not believe we have a reasonable basis to separately state the cost of the maintenance component of subscriptions, since such costs which include unspecified future products are not specifically attributable to individual customers or contracts.

In the infrequent instances when other services are included in a subscription arrangement, we allocate services revenue based on the VSOE of fair value of such services and categorize the allocated revenue as Services revenue on our income statement, since we do not consider the services revenue to be “product-related” under the previously referenced paragraph 49 of SOP 97-2.

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page F-9

3.	We note your response to our prior comment 7 where you indicate that within excess of 80% of the Company’s 2006 maintenance renewals fell within your VSOE range. Tell us the range and tell us how you determined that such range supports your determination of VSOE of fair value for maintenance services.

Securities and Exchange Commission

October 19, 2007

Response to Comment 3

We offer three levels of maintenance (Silver, Gold and Platinum), and we stratify our maintenance renewals accordingly based on the substantial differences in associated service levels. To establish our VSOE ranges, we review our maintenance renewal data and note the mid-point for each maintenance level (16.5%, 18.5% and 21% for Silver, Gold and Platinum, respectively). We then calculate our VSOE ranges as plus/minus 15% from such midpoint. Accordingly, for Silver, Gold and Platinum maintenance the resulting VSOE ranges are 14% to 19%, 15.7% to 21.3%, and 17.9% to 24.2%, respectively.

We have a policy for evaluating our VSOE range and have reviewed and tested our population in accordance with that policy. We review our population of maintenance renewals on a quarterly basis based on the previous 12 months of renewals to ensure there is a significant concentration of transactions that falls within our VSOE ranges. We believe that our analysis supports our VSOE. Additionally, we have compared our methodology with the guidance established in KPMG’s Software Revenue Recognition Manual, noting that our methodology is consistent with such guidance.

* * *

The Company desires to cooperate with the staff with a view toward concluding the comment process as soon as practicable. I will contact Kathleen Collins or Kari Jin over the next few days to attempt to arrange a telephone call to confirm that this letter satisfies the staff’s comments and to address any further concerns the staff may have. Should there be any additional comments or questions in the interim, please direct them to me at (469) 357-4788 or Bruce B. Wood of Dechert LLP, counsel to the Company, at (212) 698-3531.

Very truly yours,

/s/ Mark E. Trivette

Mark E. Trivette

Vice President, Finance and Corporate Controller

cc:	Bruce B. Wood